Exhibit 1.3

CRH MEDICAL CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015
The following discussion and analysis should be read in conjunction with CRH Medical Corporation's (the "Company" or "CRH") audited annual financial statements for the years ended December 31, 2015 and 2014.  The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.
Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of February 24, 2016.
Additional information related to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians and other service providers to provide our services; our ability to enforce non-competition covenants of any departed physicians and other service providers; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company's management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify, evaluate and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.

OVERVIEW
CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with further acquisitions of anesthesia providers completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia sales, equity financings, debt financings and a revolving credit facility.  The Company's ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.
For further information about CRH Medical Corporation, including the Company's Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.
RECENT EVENTS
John's Creek Anesthesia Associates LLC ("John's Creek") – December 2015
In December 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of John's Creek Anesthesia, LLC ("John's Creek"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $1,200,000 and was paid via cash.
Macon Gastroenterology Anesthesia Associates LLC ("MGAA") – December 2015
In December 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 65% of the ownership interest in Macon Gastroenterology Anesthesia Associates LLC ("MGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $4,670,000 and was paid via cash.
US Listing – September 2015
In September 2015, the Company's common shares were approved for listing on the NYSE MKT, LLC (the "NYSE MKT") subject to continued satisfaction of listing requirements. The Company's common shares began trading on the NYSE MKT under the ticker "CRHM" on September 3, 2015. The Company's common stock is dual listed and will continue to trade on the TSX under its existing symbol "CRH."
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA") – September 2015
In September 2015, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset contribution and exchange agreement was $6,818,352 and was paid via a combination of cash and common shares.
Associates in Digestive Health LLC ("ADH") – August 2015
In August 2015, a subsidiary of the Company entered into an asset purchase agreement to purchase certain assets of Associates in Digestive Health LLC ("ADH"), an anesthesia services provider in the Southeastern United States.  The total purchase price under the asset purchase agreement was $6,600,000 and was paid via cash.

Bought Deal Equity Offering – March 2015
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200).  The Company also issued 241,500 Broker Warrants with a total value of $249,149 to the underwriters and incurred additional share issuance costs of $299,230 (CAD$375,059) in relation to the offering.  As of December 31, 2015, 140,795 of the Broker Warrants were exercised.
The proceeds of the offering were used in part to reduce corporate indebtedness and the balance will be used to fund future acquisitions, as well as for working capital and general corporate purposes.

NON-IFRS FINANCIAL MEASURES
In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses – adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses – adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses – adjusted is presented on a basis consistent with the Company's internal management reports.  The Company discloses Operating expenses – adjusted to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions.  The Company also discloses Operating expenses – adjusted by segment.
Operating EBITDA and Operating expenses – adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED FINANCIAL INFORMATION
	2015	2014	2013

Anesthesia services revenue	$36,496,035	$3,386,073	$-
Product sales revenue	9,552,445	8,598,097	7,682,628
Total revenue	46,048,480	11,984,170	7,682,628

Operating expenses – adjusted[1]
Anesthesia services	15,528,409	1,255,193	-
Product sales	3,723,633	3,868,830	4,012,358
Corporate	2,764,803	2,164,053	1,53,707
Total operating expenses – adjusted[1]	22,016,845	7,288,076	5,566,065

Operating EBITDA[2] – non-controlling interest[3]	607,289	-	-
Operating EBITDA[2] - shareholders of the Company	23,424,346	4,696,094	2,116,563
Operating EBITDA[2] - total	24,031,635	4,696,094	2,116,563

Operating income	13,431,186	2,977,893	1,799,795
Net and comprehensive income	$3,259,828	$1,498,153	$2,492,646
Attributable to:
Shareholders of the Company	3,076,191	1,498,153	2,492,646
Non-controlling interest(3)	183,637	-	-

Operating EBITDA per share attributable to shareholders:
Basic	$0.345	$0.096	$0.043
Diluted	$0.331	$0.094	$0.043

Earnings per share attributable to shareholders:
Basic	$0.045	$0.031	$0.051
Diluted	$0.043	$0.030	$0.051

Total assets	$104,495,278	$78,964,290	$8,633,372
Total non-current liabilities	$39,389,376	$46,950,391	$-
Total liabilities	$47,520,913	$60,176,928	$353,253

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

RESULTS OF OPERATIONS – year ended December 31, 2015
Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company's interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Revenue
Revenues for the year ended December 31, 2015 were $46,048,480 compared to $11,984,170 for the year ended December 31, 2014. The increase in revenues is mainly attributable to the Company's anesthesia service acquisitions completed throughout 2015 and in the fourth quarter of 2014, with incremental revenue contributions from these acquisitions of $33,109,962 during the year ended December 31, 2015.  This increase is in addition to the increase in product sales of $954,348 during the year ended December 31, 2015.
Anesthesia Services Revenue
Revenues from anesthesia services for the year ended December 31, 2015 were $36,496,035.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, fiscal 2015 is not comparable to fiscal 2014.  The new transactions in the first, third and fourth quarters of 2015 contributed revenue of $4,678,558.  During the year, the anesthesia services segment serviced 71,447 patient cases.
The revenue contribution in the year from the Company's acquisition of GAA in December 2014, was $31,315,824.   At December 31, 2014, the Company estimated 2014 pro forma revenues from the GAA acquisition of $34,520,315.  The pro-forma revenues were estimated based on the best available information at the time and included estimates involving bad debt as well as net realizable revenue by payor.  In normalizing this revenue, management has updated the 2014 pro forma estimates to reflect actual bad debt expense, revenue by payor and to also reflect significant rate changes effective prior to the acquisition.  Normalized for these factors, the 2014 pro forma estimate of GAA revenues is $30,047,516 compared to GAA revenue of $31,315,824 for the year ended December 31, 2015.  The normalization of 2014 revenues has had no impact on management's estimate of the GAA earn-out liability recorded on the balance sheet at December 31, 2015.
The table below summarizes our approximate payor mix as a percentage of service volume for fiscal 2015.
Payor	Year ended December 31, 2015
Medicare	27.2%
Medicaid	4.1%
Commercial and other	68.7%
Total	100.0%
In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and to increase via organic growth.
Product Sales Revenue
Revenues from product sales for the year ended December 31, 2015 were $9,552,445 compared to $8,598,097 for the year ended December 31, 2014. The 11% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.  As of December 31, 2015 the Company has trained 2,175 physicians to use the O'Regan System, representing 811 clinical practices. This compares to 1,916 physicians trained, representing 701 clinical practices, as of December 31, 2015.

In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.
Total operating expenses - adjusted
For the year ended December 31, 2015, total adjusted operating expenses were $22,016,845 compared to $7,288,076 for 2014.  The $14,728,769 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year only contains one month of anesthesia activity for the GAA acquisition acquired in December 2014.
Anesthesia services adjusted operating expenses for the year ended December 31, 2015 were $15,528,409.  Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists, the medical director, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, 2015 is not comparable to 2014.
Product sales adjusted operating expenses for the year ended December 31, 2015 were $3,723,633 compared to $3,868,830 for 2014.  The slight decrease in expenses compared to 2014 is a reflection of cost savings associated with reduced professional fees and lowered employee related expenses as a result of the decline in the Canadian dollar, offset by the additional product cost and support associated with a 11% increase in product sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance.
Corporate adjusted operating expenses for the year ended December 31, 2015 were $2,764,803 compared to $2,164,053 for 2014.  This reflects a growth in expenses in 2015 of $600,750.  The growth in corporate expenses is primarily the result of an increase in professional fees, travel and entertainment costs, and insurance and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering and investor base.  Contributing to the increase in professional fees are additional professional fees incurred in relation to the Company's listing on the NYSE of $244,138 during the year.
Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the year ended December 31, 2015 was $23,424,346, an increase of $18,728,251 from 2014.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers offset by a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $607,289 for the year ended December 31, 2015.  This comprises the non-controlling interests' share of revenues of $1,118,103 and adjusted operating expenses of $510,814.
Total operating EBITDA was $24,031,635 for the year ended December 31, 2015, an increase of $19,335,541 from the prior year.

Operating Income
Operating income for the year ended December 31, 2015 was $13,431,186 compared to $2,977,893 for 2014, an increase of $10,453,293.
Contributing to the improved operating income during the year is the increase in total Operating EBITDA of $19,335,541, less incremental costs related to the amortization of acquired professional service agreements of $6,336,958, an increase in stock based compensation expense of $2,387,213, asset impairment and write-offs in the period totaling $630,639, offset by a reduction in acquisition expenses of $484,369.  During the quarter ended September 30, 2015, the Company recorded an impairment charge of $389,693 in relation to the AHP acquisition as a result of the closure of one of the endoscopy centers to which the Company provided anesthesia services under a professional services agreement.  In addition, the Company wrote-off certain inventories totaling $240,946 during the same quarter.
Anesthesia operating income for the year was $13,392,542, an increase of $11,719,731 from the preceding year.  The increase is reflective of the addition of the Company's anesthesia acquisitions in the fourth quarter of 2014 along with the further acquisitions completed in the first, third and fourth quarters of 2015.
Product operating income for the year was $5,183,301, an increase of $556,134 from the prior year.  The increase is a result of the increased revenue in the year of $954,348, offset by additional expenses relating to the write-off of inventories in the year as well as an increase in stock base compensation expense when compared to the prior year.
The GAA acquisition in December 2014 was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 (USD$19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company's common shares.   In November 2015, certain of the debt (the Knight Note and Bloom Burton Facility) was refinanced via a revolving credit facility in the amount of $33,000,000 with the Bank of Nova Scotia (the Scotia Facility).
As a result of the Company's debt facilities, the Company has recorded net finance expense of $13,084,328 during the year, compared to net finance expense of $1,623,459 in 2014.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars.  In the year ended December 31, 2015, the Company recorded an exchange gain of $2,737,964 in relation to the Crown note.  Excluding the impact of the exchange gain in the year, the finance expense for the year was $15,822,292. Finance expense, excluding fair value adjustments and exchange gains, was $10,090,998.  The fair value adjustments recorded in the year resulted from changes in estimates underlying the Knight facility and the Company's earn-out obligation. For the year ended December 31, 2015, finance expense also includes expenses relating to the extinguishment of the Knight Note and the Bloom Burton facilities, totaling $1,817,509.  For further information, refer to the Financial Instruments section of this document.
Cash interest paid in the year ended December 31, 2015 was $5,903,690.  This includes the payment of interest owing on the Knight Note and Bloom Burton facility at time of extinguishment.

Income tax recovery
For the year ended December 31, 2015, the Company recorded an income tax recovery of $2,912,970 compared to an income tax recovery of $143,719 for 2014. The recovery is a reflection of the recognition and utilization of previously unrecognized brought forward losses in the US as a result of the income generated by the Company's anesthesia services segment.  The Company estimates that it will fully utilize its brought forward tax losses in early 2016.
Net and comprehensive income
For the year ended December 31, 2015, the Company recorded net and comprehensive income attributable to shareholders of the Company of $3,076,191 compared to a net and comprehensive income attributable to shareholders of $1,498,153 for fiscal 2014.  The increase in earnings compared to 2014 is reflective of anesthesia services' contribution to earnings during the quarter, offset by increases in finance expense and stock based compensation in conjunction with impairment charges and acquisition expenses in the period.
Net and comprehensive income attributable to non-controlling interest was $183,637 for the year ended December 31, 2015.

RESULTS OF OPERATIONS – three months ended December 31, 2015
Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company's interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Revenue
Revenues for the quarter ended December 31, 2015 were $13,937,531 compared to $5,746,388 for the three months ended December 31, 2014. The increase in revenues is mainly attributable to the Company's anesthesia service acquisitions completed throughout 2015 and in the fourth quarter of 2014, with total incremental revenue contributions from these acquisitions of $7,943,626 in the quarter.  This increase is in addition to the increase in product sales of $247,517 during the fourth quarter of 2015.
The fourth quarter of the year is traditionally the highest revenue generating quarter of the year due to the impact of seasonality.
Anesthesia Services Revenue
Revenues from anesthesia services for the quarter ended December 31, 2015 were $11,329,699.  The Company's first anesthesia acquisition was in December 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, the fourth quarter of 2015 is not comparable to the fourth quarter of 2014.  During the quarter, the anesthesia services segment serviced 24,924 patient cases.
Anesthesia services revenue increased by $2,134,336 from the third quarter of 2015.  This is predominantly due to the impact of acquisitions completed in the third quarter of 2015 but is also a reflection of seasonality experienced in the fourth quarter of the year.  The fourth quarter of 2015 represents 26.4% of the anesthesia revenue for the year.
Product Sales Revenue
Revenues from product sales for the quarter ended December 31, 2015 were $2,607,832 compared to $2,360,315 for the quarter ended December 31, 2014. The 10% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience and seasonality.
As of December 31, 2015 the Company has trained 2,175 physicians to use the O'Regan System, representing 811 clinical practices.
Total operating expenses - adjusted
For the quarter ended December 31, 2015, total adjusted operating expenses were $6,674,324 compared to $3,076,440 for the fourth quarter of 2014.  The $3,597,884 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year's fourth quarter only contains one month of anesthesia activity for the GAA acquisition acquired in December 2014.
Anesthesia services adjusted operating expenses for the quarter ended December 31, 2015 were $5,061,037. Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists, the medical director, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in December 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, 2015 is not comparable to 2014.

Product sales adjusted operating expenses for the quarter ended December 31, 2015 were $949,743 compared to $977,787 for 2014.  The slight decrease in expenses compared to 2014 is a reflection of cost savings associated with reduced professional fees and the impact of the foreign exchange rates on costs incurred in Canadian dollars.
Corporate adjusted operating expenses for the quarter ended December 31, 2015 were $663,544 compared to $843,460 for 2014.  This decrease in expenses is reflective of a decrease in employee related costs and professional fees when compared to the fourth quarter of 2014.
Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the quarter ended December 31, 2015 was $6,797,393, an increase of $4,127,445 from 2014.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers and decreases product and corporate operating expenses in the quarter.
Operating EBITDA attributable to non-controlling interest was $465,814 for the quarter ended December 31, 2015.  This comprises the non-controlling interests' share of revenues of $899,162 and adjusted operating expenses of $433,348.
Total operating EBITDA was $7,263,207 for the quarter ended December 31, 2015, an increase of $4,593,259 from the fourth quarter of 2014.
Operating Income
Operating income for the quarter ended December 31, 2015 was $4,672,629 compared to $1,284,626 for the fourth quarter of 2014, an increase of $3,388,003.
Contributing to the improved operating income during the quarter is the increase in total Operating EBITDA of $4,593,260, less additional costs related to the amortization of acquired professional service agreements of $1,730,312, an increase in stock based compensation expense of $191,131, offset by a reduction in acquisition expenses of $721,905.
Anesthesia operating income for the quarter was $3,940,943, an increase of $2,268,132 from the fourth quarter of 2014.   This is reflective of the Company's first anesthesia acquisition in December 2014 along with additional acquisitions in the first, third and fourth quarters of 2015.
Product operating income for the quarter was $1,576,450, an increase of $216,479 from the fourth quarter of 2014.  The increase is a result of the increased revenue in the quarter of $247,517, offset by a slight increase in product expenses relating to stock based compensation.
As a result of the Company's debt facilities, the Company has recorded net finance expense of $5,914,145 during the quarter, compared to net finance expense of $1,623,459 in the fourth quarter of 2014.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars.  In the quarter ended December 31, 2015, the Company recorded an exchange gain of $543,122 in relation to the Crown note, comparable to the exchange gain of $410,208 recorded in the fourth quarter of 2014.  Excluding the impact of the exchange gain in the quarter, the finance expense for the quarter was $6,457,267. Finance expense, excluding fair value adjustments and exchange gains, was $3,519,069.  The fair value adjustments recorded in the year resulted from changes in estimates underlying the Knight facility and the Company's earn-out obligation. For the quarter ended December 31, 2015, finance expense also includes expenses relating to the extinguishment of the Knight Note and the Bloom Burton facilities, totaling $1,817,509.  For further information, refer to the Financial Instruments section of this document.

Cash interest paid in the quarter ended December 31, 2015 was $1,122,165.  This includes the payment of interest owing on the Knight Note and Bloom Burton facility at the time of extinguishment.
Income tax recovery
For the quarter ended December 31, 2015, the Company recorded an income tax recovery of $1,540,757 compared to an income tax recovery of $721,497 for the fourth quarter of 2014.  The recovery is a reflection of the recognition and utilization of previously unrecognized brought forward losses in the US as a result of the income generated by the Company's anesthesia services segment.  The Company estimates that it will fully utilize its brought forward tax losses in early 2016.
Net and comprehensive income
For the quarter ended December 31, 2015, the Company recorded net and comprehensive income attributable to shareholders of the Company of $154,078 compared to a net and comprehensive income attributable to shareholders of $382,664 for the fourth quarter of 2014.  The decrease in earnings compared to 2014 is reflective of increases in finance expense in the quarter, offset by anesthesia services' contribution to earnings during the quarter.
Net and comprehensive income attributable to non-controlling interest was $145,165 for the fourth quarter of 2015.
RESULTS OF OPERATIONS – comparison to the immediately preceding quarter
Revenues have increased by $2,327,656 compared to the immediately preceding quarter.  This is reflective of both new anesthesia acquisitions completed in the fourth quarter, the impact of acquisitions completed in the third quarter, as well as seasonality inherent in both the anesthesia and product businesses.  Traditionally, the fourth quarter is the highest revenue generating quarter of the year due to the impact of seasonality.
Total adjusted operating expenses have increased by $964,398.  This increase is mainly a result of increases in Anesthesia services adjusted operating expenses from the new acquisitions completed at the tail end of the third quarter and completed during the fourth quarter.
As a result of the above, operating EBITDA has increased by $1,363,258 when compared to the immediately preceding quarter.
Net and comprehensive income has decreased by $1,414,993 compared to the immediately preceding quarter.  This is a reflection of the additional finance expenses incurred in the fourth quarter of 2015, offset by additional tax recoveries.

SUMMARY OF QUARTERLY RESULTS (Unaudited)
The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.

(in 000's of US$, except EPS)	Q4 '15	Q3 '15	Q2 '15	Q1 '15	Q4 '14		Q3 '14	Q2 '14	Q1 '14
Anesthesia services revenue[1]	11,330	9,195	8,514	7,457	3,386	[3]	-	-	-
Product sales revenue	2,608	2,415	2,367	2,163	2,360		2,200	2,046	1,991
Total revenue	13,938	11,610	10,881	9,620	5,746		2,200	2,046	1,991
Operating expenses – adjusted[2]
Anesthesia services[2]	5,061	4,023	3,460	2,984	1,255		-	-	-
Product sales[2]	950	888	981	904	978		1,034	990	867
Corporate[2]	664	798	665	639	843		445	442	434
Total operating expenses – adjusted[1]	6,675	5,709	5,106	4,527	3,076		1,479	1,432	1,301
Operating EBITDA[3] - non-controlling interest[4]	465	142	-	-	-		-	-	-
Operating EBITDA[3] - shareholders of the Company	6,797	5,759	5,775	5,093	2,670		721	614	691
Operating EBITDA[3] - total	7,264	5,901	5,775	5,093	2,670		721	614	691
Operating income	4,673	2,285	3,154	3,320	1,285		630	501	562
Net finance expense	5,914	1,013	4,492	1,665	1,623		-	-	-
Income tax expense (recovery)	(1,541)	(442)	(661)	(269)	(721)		210	174	194
Net income (loss)	299	1,714	(678)	1,924	383		420	327	368
Attributable to:
Shareholders of the Company	154	1,676	(678)	1,924	383		420	327	368
Non-controlling interest(4)	145	38	-	-	-		-	-	-

Operating EBITDA per share attributable to shareholders
Basic	0.096	0.083	0.083	0.083	0.056		0.015	0.013	0.014
Diluted	0.092	0.080	0.083	0.080	0.049		0.015	0.012	0.014
Earnings per share attributable to shareholders
Basic	0.002	0.024	(0.010)	0.031	0.008		0.009	0.007	0.008
Diluted	0.002	0.023	(0.010)	0.030	0.007		0.009	0.007	0.007

3  Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate has been revised to 6% in 2015.
2  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3  Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2015, the Company had $3,572,344 in cash and cash equivalents compared to $4,133,663 at the end of 2014.  The decrease in cash and equivalents is primarily a reflection of the bought deal equity offering that the Company completed on March 25, 2015, in combination with cash generated from operations, offset by utilization of cash to complete acquisitions in the year and the Company's repayment of principal on its Scotia Facility.
Working capital was $3,272,075 compared to negative working capital of $2,577,963 at December 31, 2014.  The Company expects to meet its short-term obligations through cash earned through operating activities.
The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings. As of December 31, 2015, the Company has raised approximately $51 million from the sale and issuance of equity securities.  The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000. There have been no changes in the Crown note since December 31, 2014; however, in conjunction with the Company's bought deal equity offering and via the Scotia Facility, the Company has extinguished its financial obligations in respect of the Bloom Burton facility and the Knight Note.   The Company's credit facilities are described as follows:
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018, but prepayment without penalty is available to the Company as of December 1, 2017.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provides financing of up to $33,000,000.  As at December 31, 2015, the Company had drawn $17,000,000 on the facility.  The facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the credit facility.  The facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At December 31, 2015, the interest rate on the facility was LIBOR plus 2.75%.  Commitment fees, legal fees directly related to the credit facility, and standby charges usual for borrowings of this nature were and are payable.  The Scotia Facility replaced the Knight Note as the Company's senior debt agreement on extinguishment of the Note.  The Facility is secured by the assets of the Company.
The Company is required to maintain the following financial covenants in respect of the facility:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

As at December 31, 2015, the Company is in compliance with all debt covenants relating to the Crown Note and Scotia Facility.
Although the Company recorded net earnings for the years ended December 31, 2015 and 2014, the Company has incurred historical losses, and as at December 31, 2015 had an accumulated deficit of $9,831,078. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.
Cash provided by operating activities for the year ended December 31, 2015 was $17,957,340 compared to $1,388,110 for fiscal2014.
The Company's near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia facility, operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company's operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.
The following table summarizes the relative maturities of the financial liabilities of the Company:

At December 31, 2015		Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$3,034,363	$3,034,363	$-	$-	$-
Employee benefits	142,576	142,576	-	-	-
Notes payable and indebtedness	30,738,466	3,818,048	26,920,418	-	-
Loans	266,994	266,994	-	-	-
Earn-out obligation	12,468,958	-	12,468,958
	$46,651,357	$7,261,981	$39,389,376	$-	$-
As at December 31, 2015, the Company has no material contractual obligations, other than those obligations relating to its leases of premises and those obligations under its debt agreements, as described above.  The minimum lease payments in respect of the Company's leases will be $119,043 in fiscal 2016.
OUTSTANDING SHARE CAPITAL
As at December 31, 2015 there were 71,206,547 common shares issued and outstanding for a total of $51,066,044 in share capital.
As at December 31, 2015 there were 2,974,311 options outstanding at a weighted-average exercise price of $0.43 per share, of which 2,111,186 were exercisable into common shares at a weighted-average exercise price of $0.42 per share.  As at December 31, 2015, there were 1,509,000 share units issued and outstanding.

As at February 24, 2016 there are 71,262,797 common shares issued and outstanding for a total of $51,135,131 in share capital. There are 2,918,061 options outstanding at a weighted-average exercise price of $0.44 per share, of which 2,126,811 were exercisable into common shares at a weighted average price of $0.43 per share.  As at February 24, 2016, there are 1,494,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS
The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
PROPOSED TRANSACTIONS
As at December 31, 2015, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.
TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  Details of the transactions between the Company and other related parties are disclosed below:
(a)	Related party transactions:
The Company paid or accrued fees of $210,916 (2014 - $173,422) to Directors of the Company.  Additionally, the Company made product sales totaling $36,800 (2014 - $118,198) to four companies owned or controlled by three of the Company's Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.
One of the directors of the Company is an indirect shareholder of KGAA.
(b)	Compensation of key management personnel:
Key management personnel compensation, including directors, is as follows:
	2015	2014

Salaries, directors' fees and other benefits	$988,647	$1,221,387
Share-based payments	2,295,237	289,293

	$3,283,884	$1,510,680
(i)	Share-based payments represent the amount expensed during the year for options granted.
(ii)	There were no post-employment, termination or other long-term benefits paid during the years ending December 31, 2015 and 2014.
DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. Controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management has designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).
The Company's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the COSO (2013) framework and concluded that the Company's internal control over financial reporting was effective as of December 31, 2015.
Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that all misstatements due to error or fraud will be detected or prevented from occurring in the financial statements due to the inherent limitations of any internal control system.
During 2015 there were no significant changes in the Company's internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company's internal controls over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.
Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company's business acquisitions, these judgments also include the Company's determination of control for the purposes of consolidation and the Company's definition of a business.
We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management's judgment and are based on factors that are inherently uncertain.

 (a)  Impairment and useful lives of long-lived assets:
The Company's intangible assets are comprised of purchased technology, purchased professional service agreements, and patents. The cost of the Company's intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 0.7 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.
The carrying amounts of the Company's intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36.  If any such indication exists, the asset's recoverable amount is estimated.  An impairment loss is recognized whenever the carrying amount of the intangible assets or their cash-generating unit exceeds their recoverable amount. Impairment losses are recognized in the statements of operations.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
In accordance with IFRS if, subsequent to impairment, an asset's discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset's book value cannot exceed what its amortized book value would have been had the impairment not been recognized.
During the year ended December 31, 2015, the Company recorded an impairment charge of $389,693 in relation to the AHP acquisition as a result of the closure of one of the endoscopy centers to which the Company provided anesthesia services under a professional services agreement.
(b)	Revenue recognition – Anesthesia services:
Anesthesia services revenue consists primarily of patient revenues and is recognized as services are rendered. Patient service revenue is reported net of provisions for contractual allowances and other discounts from third party payers and patients. The Company has agreements with third-party payers that provide for payments to the Company at amounts different from its established billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Retroactive adjustments, if any, are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.  The provision for contractual allowances and discounts are recognized on an accrual basis. These amounts are deducted from gross service revenue to determine net service revenue.

(c)	Accounts receivable and allowance for doubtful accounts:
The Company's accounts receivable are related to providing healthcare services to patients and the sale of product directly to physicians. Collection of these accounts receivable is the Company's primary source of cash and is critical to its operating performance. The Company's primary collection risks relate to patient deductibles, co-payments and self-insured amounts owed by the patient. The Company's estimate for the allowance for doubtful accounts is calculated based on historical experiences and collection experience. The Company believes that it collects substantially all of its receivables related to providing healthcare to patients, net of contractual allowances and from the sale of product directly to physicians. To date, the Company believes there has not been a material difference between bad debt allowances and the ultimate historical collection rates on accounts receivables. The Company reviews its overall bad debts reserve for adequacy by monitoring historical cash collections as a percentage of net revenue. Uncollected accounts are written off when management determines that the balance is uncollectible.
 (d)  Stock-based compensation:
The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using the Black-Scholes model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company's stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company's future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.
(e)  Income taxes:
Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
FUTURE CHANGES IN ACCOUNTING POLICIES
New standards and interpretations not yet applied:
IFRS 9 - Financial Instruments:
On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)).  IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment.
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.  Special transitional requirements have been set for the application of the new general hedging model.
The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
Annual Improvements to IFRS (2012 – 2014):
On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.
Amendments were made to clarify the following in their respective standards:
•	Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;
•	'Continuing involvement' for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;
•	Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits;
•	Disclosure of information 'elsewhere in the interim financial report' under IAS 34 Interim Financial Reporting;

The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.
Disclosure Initiative:  Amendments to IAS 1 – Presentation of Financial Statements:
On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative").  The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted.
These amendments will not require any significant change to current practice, but will facilitate improved financial statement disclosures.  The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.
IFRS 15 - Revenue Recognition:
On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers.  The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.
IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.
The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
IFRS 16 – Leases:
In January 2016, the IASB issued IFRS 16 – Leases, which supersedes IAS 17 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted, but only if also applying IFRS 15 – Revenue from contracts with Customers. The Company is currently evaluating the impact on IFRS 16 on its financial statements.

FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable and bank indebtedness, and the Company's earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation arising from the Company's acquisition of GAA is classified as a financial liability recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.
Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances and bank indebtedness, excluding the earn-out obligation, are measured at amortized cost.
The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.
Credit risk
Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, and trade receivables.  The carrying amount of the financial assets represents the maximum credit exposure.
The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.
The Company has a number of individual customers and no one customer represents a concentration of credit risk.
The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses.  When a receivable balance is considered uncollectible it is written off against the allowance.  Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.
No one customer accounts for more than 10% of the Company's consolidated revenue.  Credit risk associated with the collection of receivables is considered low.  The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable.  Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.
The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:
	2015	2014

Cash and cash equivalents	$3,572,344	$4,133,663
Trade receivables	7,031,030	3,334,462

	$10,603,374	$7,468,125

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash as well as unused credit facilities.

Market risk
Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company's income or the value of the financial instruments held.
(i)	Foreign currency risk:
The majority of the Company's sales and purchases are made in U.S. dollars.  However, certain of the Company's revenues and expenses are denominated in Canadian dollars.  Foreign currency risk reflects the risk that the Company's earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2015, approximately 0.4% (2014 – 1.4%) of the Company's sales were made in Canadian dollars and approximately 14% (2014 - 35%) of expenses was incurred in Canadian dollars.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $309,000 (2014 - $293,000) for the year ended December 31, 2015.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.
At December 31, 2015, the Company has Canadian dollar denominated working capital as well as a Canadian dollar denominated loan.  Foreign exchange gains and losses arising from the revaluation of these balances are included in net income or earnings.  With all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would have decreased net income by approximately $1,454,000 (2014 - $2,561,000) for the year ended December 31, 2015, based on the net working capital position and loan balances held in Canadian dollars.  There would be an equal and opposite impact on the net income with a 10% point decrease in the value of the Canadian dollar relative to the U.S. dollar.
The objective of the Company's foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company's earnings.  The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred.  The Company has not entered into any forward foreign exchange contracts as at December 31 2015.
The Company is exposed to currency risk on the following:
Expressed in U.S. dollar equivalent	2015	2014

Cash and cash equivalents	$71,378	$67,521
Trade and other receivables	66,094	32,452
Trade and other payables and other financial liabilities	501,888	771,893
Notes payable	14,179,589	16,418,166

Interest rate risk
The Company's policy is to invest cash and equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for the Company.  Fluctuations in interest rates impact the value of cash equivalents.  The Company's interest bearing liabilities are fixed rate instruments, except for its Scotia Facility. Fluctuations in market interest rates will have no significant impact on the Company's fixed rate debt instruments, but may impact the fair value of such instruments at any given date.  With respect to the Company's Scotia Facility, with all other variables held constant, a 10% point increase in the interest rate would have reduced net income by approximately $5,000 (2014 - $nil) for the year ended December 31, 2015.  There would be an equal and opposite impact on the net income with a 10% point decrease.

LEGAL PROCEEDINGS
The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters.  These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability.  The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

NON-IFRS MEASUREMENTS
The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the consolidated financial statements for the year ended December 31, 2015.
The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses - adjusted as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses - adjusted is presented on a basis consistent with the Company's internal management reports.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA
For the three months ended	2015				2014				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2015	2014	2013
Operating EBITDA attributable to:
Shareholders of the Company	6,797	5,758	5,775	5,093	2,670	721	614	691	23,425	4,696	2,117
Non-controlling interest	465	142	-	-	-	-	-	-	607	-	-
Total Operating EBITDA	7,263	5,900	5,775	5,093	2,670	721	614	691	24,032	4,696	2,117
Amortization expense	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-	-	-	(6,795)	(458)	-
Depreciation and related expense	(18)	(17)	(17)	(12)	(13)	(10)	(12)	(18)	(64)	(53)	(83)
Stock based compensation	(261)	(1,001)	(1,145)	(343)	(69)	(82)	(101)	(110)	(2,749)	(362)	(235)
Acquisition expenses	(123)	(221)	-	(16)	(845)	-	-	-	(361)	(845)	-
Impairment of inventory	-	(241)	-	-	-	-	-	-	(241)	-	-
Impairment of intangible assets	-	(390)	-	-	-	-	-	-	(390)	-	-
Operating income	4,673	2,285	3,154	3,320	1,285	629	501	563	13,431	2,978	1,799
Operating expenses - adjusted
For the three months ended	2015				2014				For the year ended
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	2015	2014	2013

Anesthesia services operating expense – adjusted	5,061	4,023	3,460	2,984	1,255	-	-	-	15,528	1,255	-
Amortization expense	2,188	1,745	1,459	1,403	458	-	-	-	6,795	458	-
Depreciation and related expense	4	3	2	-	-	-	-	-	8	-	-
Stock based compensation	12	13	10	2	-	-	-	-	37	-	-
Acquisition expenses	123	221	-	-	-	-	-	-	345	-	-
Impairment of intangible assets	-	390	-	-	-	-	-	-	390	-	-
Anesthesia services expense	7,389	6,395	4,931	4,389	1,713	-	-	-	23,103	1,713	-

Product sales operating expense – adjusted	950	888	981	904	978	1,034	990	867	3,724	3,869	4,012
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	1	1	1	1	1	-	1	7	3	9	26
Stock based compensation	81	106	80	136	22	19	21	31	402	93	128
Impairment of inventory	-	241	-	-	-	-	-	-	241	-	-
Product sales expense	1,031	1,236	1,062	1,041	1,001	1,053	1,012	905	4,369	3,971	4,166

Corporate operating expenses – adjusted	664	798	665	638	843	445	442	434	2,765	2,164	1,554
Amortization expense	-	-	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	14	14	11	12	10	11	11	54	44	55
Stock based compensation	167	882	1,056	205	47	63	80	79	2,310	269	107
Acquisition expenses	-	-	-	16	845	-	-	-	16	845	-
Corporate expense	845	1,694	1,735	870	1,747	518	533	524	5,145	3,322	1,716

Total operating expense – adjusted	6,675	5,709	5,106	4,527	3,076	1,479	1,432	1,301	22,017	7,288	5,566
Total operating expense	9,265	9,325	7,728	6,300	4,461	1,571	1,545	1,429	32,617	9,006	5,882